Exhibit 99.1*

37 CAPITAL INC.

MARKETABLE SECURITIES – OTHER INVESTMENTS

Schedule I

December 31, 2023

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books
Nil	Nil	Nil	Nil	Nil